UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND FOR THE

SIX AND THREE-MONTH PERIOD ENDED JUNE 30, 2024

PRESENTED IN COMPARATIVE FORM

(Stated in millions of constant pesos – Note 3)

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information		2
Condensed Interim Statement of Comprehensive Income (Loss)		3
Condensed Interim Statement of Financial Position		4
Condensed Interim Statement of Changes in Equity		6
Condensed Interim Statement of Cash Flows		7

Notes to the Condensed Interim Financial Statements:
1 |	General information	9
2 |	Regulatory framework	10
3 |	Basis of preparation	12
4 |	Accounting policies	13
5 |	Financial risk management	14
6 |	Critical accounting estimates and judgments	16
7 |	Contingencies and lawsuits	16
8 |	Revenue from sales and energy purchases	18
9 |	Expenses by nature	20
10 |	Other operating income (expense), net	21
11 |	Net finance costs	21
12 |	Basic and diluted earnings (loss) per share	22
13 |	Property, plant and equipment	23
14 |	Right-of-use assets	25
15 |	Inventories	25
16 |	Other receivables	25
17 |	Trade receivables	26
18 |	Financial assets at fair value through profit or loss	26
19 |	Cash and cash equivalents	27
20 |	Share capital and additional paid-in capital	27
21 |	Allocation of profits	27
22 |	Trade payables	28
23 |	Other payables	28
24 |	Borrowings	29
25 |	Salaries and social security taxes payable	32
26 |	Income tax and deferred tax	32
27 |	Tax liabilities	33
28 |	Provisions	33
29 |	Related-party transactions	34
30 |	Shareholders’ Meeting	34
31 |	Events after the reporting period	35

CONDENSED INTERIM FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
AMBA	Buenos Aires Metropolitan Area
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
INDEC	National Institute of Statistics and Census
KWh	Kilowatt hour
MEM	Wholesale Electricity Market
MWh	Megawatt hour
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RASE	Registry of Access to Energy Subsidies
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RT	Electricity Rate Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
SINTYS	National Social and Tax Identification System
VAD	Distribution Added Value

1

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the Bylaws: April 10, 2023 (Note 30)

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú St., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF JUNE 30, 2024

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 20)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,566,330
Class C (2)	1,596,659
906,455,100

(1)	Includes 30,772,779 treasury shares as of June 30, 2024 (Note 20).
(2)	Relates to the Employee Stock Ownership Program Class C shares (Note 20).

2

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Comprehensive Income (Loss)

for the six and three-month period ended June 30, 2024

presented in comparative form

(Stated in millions of constant pesos – Note 3)

		Six months at		Three months at
	Note	06.30.24	06.30.23	06.30.24	06.30.23

Revenue	8	764,151	662,629	436,721	341,585
Energy purchases	8	(409,853)	(461,345)	(219,650)	(229,478)
Distribution margin		354,298	201,284	217,071	112,107
Transmission and distribution expenses	9	(186,287)	(179,596)	(98,936)	(96,990)
Gross profit		168,011	21,688	118,135	15,117

Selling expenses	9	(87,583)	(84,681)	(38,763)	(49,276)
Administrative expenses	9	(58,747)	(53,217)	(30,213)	(26,283)
Other operating income	10	13,569	17,964	7,127	8,168
Other operating expense	10	(17,253)	(16,780)	(11,964)	(9,710)
(Loss) Income from interest in joint ventures		(42)	16	(42)	16
Operating result		17,955	(115,010)	44,280	(61,968)

Financial income	11	531	159	395	153
Financial costs	11	(194,895)	(316,521)	(60,217)	(142,560)
Other financial results	11	(191,932)	25,808	(72,683)	12,009
Net financial costs		(386,296)	(290,554)	(132,505)	(130,398)

Monetary gain (RECPAM)		390,197	395,521	127,582	209,336

Income (Loss) before taxes		21,856	(10,043)	39,357	16,970

Income tax	26	85,724	(53,682)	7,912	(34,882)
Income (Loss) for the period		107,580	(63,725)	47,269	(17,912)

Comprehensive income (loss) for the period attributable to:
Owners of the parent		107,580	(63,725)	47,269	(17,912)
Comprehensive income (loss) for the period		107,580	(63,725)	47,269	(17,912)

Basic and diluted income (loss) per share:
Income (Loss) per share (argentine pesos per share)	12	122.95	(72.83)	54.02	(20.47)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

3

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of June 30, 2024 presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	06.30.24	12.31.23
ASSETS
Non-current assets
Property, plant and equipment	13	2,362,182	2,288,486
Interest in joint ventures		69	102
Right-of-use asset	14	5,778	6,364
Other receivables	16	3	4
Total non-current assets		2,368,032	2,294,956

Current assets
Inventories	15	108,167	71,578
Other receivables	16	44,320	61,206
Trade receivables	17	289,513	119,723
Financial assets at fair value through profit or loss	18	175,491	148,542
Cash and cash equivalents	19	1,534	16,410
Total current assets		619,025	417,459
TOTAL ASSETS		2,987,057	2,712,415

4

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of June 30, 2024 presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	06.30.24	12.31.23
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	20	875	875
Adjustment to share capital	20	612,752	612,718
Treasury stock	20	31	31
Adjustment to treasury stock	20	13,106	13,140
Additional paid-in capital	20	8,530	8,480
Cost treasury stock		(50,232)	(50,232)
Legal reserve		42,464	42,464
Voluntary reserve		411,222	411,222
Other comprehensive loss		(6,234)	(6,234)
Accumulated losses		(136,016)	(243,596)
TOTAL EQUITY		896,498	788,868

LIABILITIES
Non-current liabilities
Trade payables	22	2,128	2,872
Other payables	23	359,264	285,702
Borrowings	24	85,016	79,720
Deferred revenue		24,894	24,223
Salaries and social security payable	25	5,560	4,403
Benefit plans		11,923	8,849
Deferred tax liability	26	774,862	860,561
Provisions	28	13,498	17,727
Total non-current liabilities		1,277,145	1,284,057
Current liabilities
Trade payables	22	531,374	433,158
Other payables	23	106,185	52,744
Borrowings	24	130,193	91,078
Deferred revenue		50	90
Salaries and social security payable	25	28,372	47,884
Benefit plans		578	1,039
Tax liabilities	27	9,812	8,339
Provisions	28	6,850	5,158
Total current liabilities		813,414	639,490
TOTAL LIABILITIES		2,090,559	1,923,547

TOTAL LIABILITIES AND EQUITY		2,987,057	2,712,415

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

5

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Changes in Equity

for the six-month period ended June 30, 2024

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Share capital	Adjust- ment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive results	Accumula- ted (losses) profits	Total equity
Balance at December 31, 2022	875	612,659	31	13,199	8,402	(50,232)	42,464	411,222	-	(4,544)	(330,554)	703,522

Other Reserve Constitution - Share-based compensation plan	-	-	-	-	-	-	-	-	78	-	-	78
Payment of Other Reserve Constitution - Share-based compensation plan	-	59	-	(59)	78	-	-	-	(78)	-	-	-
Loss for the six-month period	-	-	-	-	-	-	-	-	-	-	(63,725)	(63,725)
Balance at June 30, 2023	875	612,718	31	13,140	8,480	(50,232)	42,464	411,222	-	(4,544)	(394,279)	639,875
Other comprehensive results	-	-	-	-	-	-	-	-	-	(1,690)	-	(1,690)
Income for the six-month complementary period	-	-	-	-	-	-	-	-	-	-	150,683	150,683
Balance at December 31, 2023	875	612,718	31	13,140	8,480	(50,232)	42,464	411,222	-	(6,234)	(243,596)	788,868

Other Reserve Constitution - Share-based compensation plan (Note 20)	-	-	-	-	-	-	-	-	50	-	-	50
Payment of Other Reserve Constitution - Share-based compensation plan (Note 20)	-	34	-	(34)	50	-	-	-	(50)	-	-	-
Income for the six-month period	-	-	-	-	-	-	-	-	-	-	107,580	107,580
Balance at June 30, 2024	875	612,752	31	13,106	8,530	(50,232)	42,464	411,222	-	(6,234)	(136,016)	896,498

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

6

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2024

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	06.30.24	06.30.23
Cash flows from operating activities
Income (Loss) for the period		107,580	(63,725)

Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation of property, plant and equipment	13	60,836	61,224
Depreciation of right-of-use assets	14	3,859	2,423
Loss on disposals of property, plant and equipment	13	1,480	1,233
Net accrued interest	11	192,345	315,418
Income from customer surcharges	10	(9,654)	(9,762)
Exchange difference	11	5,201	9,256
Income tax	26	(85,724)	53,682
Allowance for the impairment of trade and other receivables	9	3,931	10,320
Adjustment to present value of receivables	11	2,496	849
Provision for contingencies	28	9,567	6,840
Changes in fair value of financial assets and financial liabilities	11	169,085	(48,730)
Accrual of benefit plans	9	8,113	7,545
Loss on integration in kind of Corporate Notes	11	1,156	-
Income from non-reimbursable customer contributions	10	(132)	(99)
Other financial costs	11	13,994	12,817
Result from interest in joint ventures		42	(16)
Monetary gain (RECPAM)		(390,197)	(395,521)
Changes in operating assets and liabilities:
Increase in trade receivables		(213,797)	(135,802)
Increase in other receivables		(3,016)	(44,287)
Increase in inventories		(25,649)	(12,636)
Increase in deferred revenue		714	15
Increase in trade payables		183,804	265,452
Increase in salaries and social security payable		4,847	754
Decrease in benefit plans		(1,112)	(3,214)
Increase in tax liabilities		5,152	2,642
Increase in other payables		28,811	18,153
Decrease in provisions	28	(1,452)	(1,107)
Net cash flows generated by operating activities		72,280	53,724

7

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2024

presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	06.30.24	06.30.23
Cash flows from investing activities
Payment of property, plants and equipments		(126,339)	(96,843)
(Purchase) Sale net of Mutual funds and negotiable instruments		(64,233)	21,828
Net cash flows used in investing activities		(190,572)	(75,015)

Cash flows from financing activities
Proceeds from borrowings		93,213	31,030
Payment of lease liability		(4,949)	(3,864)
Payment of interests from borrowings		(10,047)	(2,092)
Payment of Corporate Notes issuance expenses		(2,817)	(1,323)
Net cash flows generated by financing activities		75,400	22,900

Decrease (Increase) in cash and cash equivalents		(42,892)	1,609

Cash and cash equivalents at the beginning of the year	19	16,410	9,125
Exchange difference in cash and cash equivalents		1,529	5,376
Result from exposure to inflation		(31)	(63)
Decrease (Increase) in cash and cash equivalents		(42,892)	1,609
Cash and cash equivalents at the end of the period	19	(24,984)	16,047

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(9,673)	(6,107)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(3,273)	(1,274)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

8

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of Argentina, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentine Republic, whose shares are traded on Bolsas y Mercados Argentinos S.A. (ByMA) (Argentine Stock Exchange and Securities Market) and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In the first six-month period of 2024, the Company shows an improvement in its economic performance, as a consequence of the recent electricity rate increases. Furthermore, the likelihood of periodical rate adjustments and reduction of subsidies in the short term will allow for the improvement of the Company’s electricity rate situation and its economic and financial equation, ensuring the economic self-sufficiency of the electricity system for a foreseeable future.

In particular, the electricity rate adjustments of February 2024 implied an increase in the CPD of 319.2% (Note 2.a), which resulted in an increase of the Company’s gross profit for the current period.

At the same time, Executive Order No. 70/2023 issued by the Federal Government provided for the economic, financial, fiscal, pension, tariff, health, social and administrative emergency until December 31, 2025, together with other measures of a deregulatory nature for the economy as a whole, whose primary goal, as stated, is to achieve fiscal balance.

In this regard, on July 8, 2024, Law No. 27,742 -entitled law of bases and starting points for the freedom of the Argentine people-, which includes State reform, delegation of powers to the Executive Branch, promotion of registered employment, labor modernization, an energy-related chapter, an incentive regime for large investments, and tax measures (amendments to the income tax and the tax on personal assets, and tax amnesty program), was enacted, declaring the emergency only in administrative, economic, financial and energy matters for a term of one year.

Furthermore, the context of volatility and uncertainty continues at the date of issuance of these condensed interim financial statements. At this point in time, neither the development of the reforms proposed by the new administration nor the new measures that could be announced can be predicted. The Company’s Management permanently monitors the development of the variables that affect the Company’s business, in order to define its course of action and identify the potential impacts on its financial and cash position. Within the described context, the Company continues making the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service.

The Company’s condensed interim financial statements must be read in the light of these circumstances.

9

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Notwithstanding the above-described situation, it is worth pointing out that even though in the last few fiscal years the Company recorded negative working capital, as a consequence of the insufficient adjustments of the electricity rate over the last few years, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In this regard, the Company is optimistic that the new electricity rates will result in the Company’s operating once again under a regulatory framework with clear and precise rules, which will make it possible to meet the costs associated with both the provision of the service and the need for additional investments to satisfy the demand, in order to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability. Therefore, these condensed interim financial statements have been prepared using the ongoing concern basis of accounting.

Note	2 | Regulatory framework

At the date of issuance of these condensed interim financial statements, there exist the following changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2023:

a)	Electricity rate situation

As provided for in ENRE Resolution No. 102/2024, edenor’s electricity rates are provisionally adjusted on account of the next Electricity Rate Review (RT), which consisted of a 319.2% increase of the CPD. This resolution also provides that from May 2024 and until the completion of the RT process, the electricity rates are to be adjusted on a monthly basis by an index (the “Provisional Adjustment Index”) comprised of the following: 55% by the Wage Index of the Registered Private Sector published by the INDEC, 25% by the Domestic Wholesale Price Index (IPIM), and 20% by the Consumer Price Index. Subsequently, the adjustment formula applicable to the monthly rate charges of the CPD for the July-December 2024 period was replaced by a factor to be calculated based on the cumulative inflation of such six-month period on the basis of the expected monthly inflation rates. However, as instructed by the National Economy Ministry, those adjustments have been postponed until August 1, 2024, having no impact on the revenue recorded in these condensed interim financial statements. Such decision to postpone the adjustments, as well as the change of the formula based on estimated inflation, has been questioned by the Company at the administrative level.

Furthermore, by means of Resolution No. 198/2024, the ENRE approved the values of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on April 1, 2024, changing the structure of Tariff T1-R, opening R3 and R4 categories and adding two additional consumption segments referred to as R5 and R6.

Additionally, by means of Resolution No. 92/2024, the SE approved the new values of the Seasonal Price of Energy and the Power Reference Price, along with the Winter Seasonal Programming defined for the MEM submitted by CAMMESA, relating to the May 1, 2024-October 31, 2024 period. Therefore, by means of Resolution No. 335/2024, the ENRE approved the values of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on June 1, 2024.

With regard to the RT, on May 8, 2024, by means of Resolution No. 270/2024, the ENRE approved the Program for the carrying out of the electricity rate review, which sets forth the review objectives for fiscal year 2024, which include different reports to be submitted by the Company. edenor, together with its external advisors, who have been hired to conduct an assessment of the RT, is currently working on those reports and on the preparation of the Definitive Electricity Rate Schedule to be proposed.

Furthermore, with regard to the system of subsidies applied to our users, the National Executive Power provided for the restructuring of the systems of energy subsidies of national jurisdiction, in order to ensure a gradual transition over a period of six months, which ends on November 30, 2024, and which could be extended until May 2025 (the “Transition Period”).

10

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Within the aforementioned transition program, the first reduction step was adopted on May 28, 2024 by means of Executive Order No. 465/2024 of the PEN, which suspended the limits of the impact on the bill caused by the variation of the Salary Variation Coefficient (CVS) (caps of 40% and 80% according to the user category under the rate segmentation system).

The second step consisted of the implementation as from June 1 of higher caps on subsidized energy consumption, which by means of SE Resolution No. 90/2024 were set at 350kWh/month and 250 kWh/month for our N2 and N3 users, respectively.

Additionally, on June 26, 2024, by means of Executive Order No. 940/2024 of the Executive Branch and Resolution No. 771/2024 of the Infrastructure and Public Services Ministry, both of the Province of Buenos Aires, and ENRE Resolution No. 437/2024, a new system was established for the users of such province benefited from the “Social Tariff”. In the first place, the universe of persons eligible for the “Social Tariff” is extended to include the users arising from the crosschecking of data through the SINTYS, those incorporated by the ENRE and those comprising Level 2 of the RASE. In the second place, the application of such subsidy will be paid through the Distribution Company, thus rendering invalid the exchange through CAMMESA and significantly reducing the subsidy amounts available for each category. Finally, the rate of the Tax on the Electricity Service, whose proceeds constitute the “Special Fund for the PBA’s Electricity Development” and which edenor collects in the name and on behalf of the Province, is reduced from 4% to 0.01%.

Finally, on August 1, 2024, by means of Resolution No. 192/2024, the SE approved the new values of the Seasonal Price of Energy and the Power Reference Price, along with the definitive Winter Seasonal Reprogramming for the MEM submitted by CAMMESA, relating to the August 1, 2024-October 31, 2024 period. Therefore, on August 2, 2024, by means of Resolution No. 520/2024, the ENRE approved the values of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on August 1, 2024, with a 3% average increase of the CPD.

b)	Agreements on the Regularization of Payment Obligations with CAMMESA – Debt for the purchase of energy in the MEM

The Company entered into two agreements on the regularization of its debts with CAMMESA for energy purchases, fines and charges accrued through February 2023. The Payment plan liability resulting from the two Agreements signed by and between the Company and CAMMESA, including the financial components accrued, payments made and the offsetting against receivables under the Framework Agreement (Note 2.c), amounts to $ 328,676, and is disclosed in the Other payables account of the Statement of Financial Position, with the Company’s being up to date with the payments of the installments thereof.

The Payment plan for the debts incurred until August 31, 2022 stipulated in the agreement entered into on December 29 of that same year, after the application of the credit recognized by the Federal Government equivalent to five bills of consumption at the average value of 2020, consists of 96 progressively increasing installments at the interest rate in effect in the MEM, reduced by 50%, whose average installment according to the payment schedule is increased by 133% each year until the fifth year, and by 268% from the sixth through the eighth year.

The Payment plan for the debts incurred until February 28, 2023 stipulated in the agreement entered into on July 28 of that same year, consists of 96 monthly and consecutive installments adjusted in accordance with the development of the MWh value in effect. Therefore, as of June 30, 2024, due to the energy price increase mentioned in caption a) of this Note, the debt relating to this Payment plan has increased to $ 242,162.

Furthermore, outstanding principal on the debts for the purchase of energy accrued between March 1, 2023 and June 30, 2024 amounts to $ 127,667. As from the maturities taking place on April 1, 2024, the Company’s payments of CAMMESA’s current billing are up to date.

11

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

On May 6, 2024, by means of Resolution No. 58/2024, the SE instructed CAMMESA to provide for a new access plan to regularize the amounts owed by distribution agents for the period maturing between February 1 and April 30, 2024 and submit a proposal for entering into agreements for the payment thereof, which at the date of issuance of these condensed interim financial statements has not been implemented.

c)	Framework Agreement

In accordance with the Agreement entered into with the Federal Government and the Province of Buenos Aires, electricity consumption of 2023, which must be contributed by the Federal Government and the Province of Buenos Aires, amounts to $ 1,784 and $ 1,317, respectively. In respect thereof, as of the date of issuance of these condensed interim financial statements, the amounts whose crediting and/or offsetting against debts with CAMMESA are still pending total $ 352 and $ 1,317, respectively.

With regard to electricity consumption owed as of June 30, 2024, the amounts thereof have been informed to the ENRE for validation purposes against receivables from the Federal Government and the Province of Buenos Aires for $ 721 and $ 533, respectively.

Note	3 | Basis of preparation

These condensed interim financial statements for the six-month period ended June 30, 2024 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”. They were approved for issue by the Company’s Board of Directors on August 6, 2024.

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

These condensed interim financial statements include all the necessary information in order for the users to properly understand the relevant facts and transactions that have occurred subsequent to the issuance of the last Financial Statements for the year ended December 31, 2023 and until the date of issuance of these condensed interim financial statements. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the six and three-month period ended June 30, 2024 and its comparative period as of June 30, 2023 do not necessarily reflect the Company’s results in proportion to the full fiscal year. Therefore, the condensed interim financial statements should be read together with the audited Financial Statements as of December 31, 2023 prepared under IFRS.

The Company’s condensed interim financial statements are measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned in this Note, which is also the presentation currency.

Comparative information

The balances as of December 31 and June 30, 2023, as the case may be, disclosed in these condensed interim financial statements for comparative purposes, arise as a result of restating the annual Financial Statements and the Condensed Interim Financial Statements as of those dates, respectively, to the purchasing power of the currency at June 30, 2024, as a consequence of the restatement of financial information described hereunder. Furthermore, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods.

12

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Restatement of financial information

The condensed interim financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at June 30, 2024, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes published by the FACPCE. The inflation rate applied for the January 1, 2024 - June 30, 2024 period was 79.8%.

Note	4 | Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the Financial Statements for the last financial year, which ended on December 31, 2023.

Detailed below are the accounting standards, amendments and interpretations issued by the IASB in the last few years that are effective as of June 30, 2024 and have been adopted by the Company:

- IAS 1 “Presentation of financial statements”, amended in January and July 2020, February 2021 and October 2022. It incorporates amendments to the classification of liabilities as current or non-current.

- IFRS 16 “Leases”, amended in September 2022. It clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale.

- IFRS Sustainability Disclosure Standards, amended in June 2023. IFRS S1 sets out overall requirements in order for an entity to disclose information about its sustainability-related risks and opportunities that is useful to the users of general purpose financial reports in making decisions relating to providing resources to the entity. IFRS S2 sets out the requirements for identifying, measuring and disclosing information about climate-related risks and opportunities that is useful to the users of general purpose financial reports in making decisions relating to providing resources to the entity.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

New accounting standards issued by the IASB that are not yet effective and have not been early adopted by the Company

- IFRS 18 “Presentation and disclosure in financial statements”, issued in April 2024. It includes new requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. It introduces three defined categories of income and expenses (operating, investing and financing) that modify the structure of the statement of profit or loss, and requires companies to present new defined subtotals, including operating profit or loss, in order to analyze the companies’ financial performance and facilitate comparison between companies. The standard requires companies to disclose explanations of those company-specific measures that are related to the statement of profit or loss, referred to as management-defined performance measures. It provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. It requires that companies provide more transparency about operating expenses. The management-defined performance measures, as defined by IFRS 18, consist of measures that are subtotals of income and expenses. IFRS 18 does not require companies to provide management-defined performance measures but does require companies to explain them if they are provided.

13

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

IFRS 18 replaces IAS 1 “Presentation of financial statements”, but carries forward many requirements from IAS 1 unchanged. IFRS 18 is effective for annual reporting periods beginning as from January 1, 2027, with early adoption permitted. In this regard, the Company is currently assessing the impact of IFRS 18 and estimates that there will be significant changes in the disclosure of the Comprehensive Statement of Income and its related notes.

Note	5 | Financial risk management

Note	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the difficulty in obtaining financing in international or national markets could affect certain variables of the Company’s business, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year end.

a.	Market risks

i.	Currency risk

As of June 30, 2024 and December 31, 2023, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 06.30.24	Total 12.31.23

ASSETS
CURRENT ASSETS
Other receivables	USD	23.5	909.000	21,362	38,081
Financial assets at fair value through profit or loss	USD	118.0	909.000	107,262	73,992
Cash and cash equivalents	USD	0.1	909.000	91	289
TOTAL CURRENT ASSETS				128,715	112,362
TOTAL ASSETS				128,715	112,362

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	93.2	912.000	85,016	79,720
TOTAL NON-CURRENT LIABILITIES				85,016	79,720
CURRENT LIABILITIES
Trade payables	USD	23.7	912.000	21,614	33,283
	EUR	0.6	978.667	587	965
	CHF	0.3	1016.116	305	520
Borrowings	USD	85.5	912.000	77,951	90,568
	CNY	2.7	125.446	339	510
Other payables	USD	1.5	912.000	1,325	2,030
TOTAL CURRENT LIABILITIES				102,121	127,876
TOTAL LIABILITIES				187,137	207,596

(1)	The exchange rates used are the BNA exchange rates in effect as of June 30, 2024 for United States dollars (USD), Euros (EUR), Swiss francs (CHF) and Chinese yuans (CNY).

14

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used for carrying out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of June 30, 2024 and December 31, 2023:

	LEVEL 1	LEVEL 2

At June 30, 2024
Assets
Other receivables
Assigned assets and in custody	20,430	-
Financial assets at fair value through profit or loss:
Negotiable instruments	10,102	-
Mutual funds	165,389	-
Cash and cash equivalents:
Mutual funds	377	-
Total assets	196,298	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	242,162
Total liabilities	-	242,162

	LEVEL 1	LEVEL 2
At December 31, 2023
Assets
Other receivables
Transferred assets and in custody	36,684	-
Financial assets at fair value through profit or loss:
Negotiable instruments	1,057	-
Mutual funds	147,485	-
Cash and cash equivalents
Mutual funds	13,897	-
Total assets	199,123	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	107,842
Total liabilities	-	107,842

15

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of June 30, 2024 and December 31, 2023, except for both the Class No. 4 Corporate Notes issued by the Company in Argentine pesos, at the private BADLAR floating interest rate plus an annual 3% fixed margin (Note 24), and the Payment plan with CAMMESA that is disclosed in the Other payables account (Notes 2.b and 23), all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Note	6 | Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgment and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the sources of estimation uncertainty used with respect to those applied in the Financial Statements for the year ended December 31, 2023.

Note	7 | Contingencies and lawsuits

The provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2023, except for the following:

- Federal Administration of Public Revenues (“AFIP”) – Difference in contribution rate to the Single Social Security System (“SUSS”) (executive order 814/2001) for the 12/2011- 11/2019 fiscal periods

(i)       Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 20408/2021 (CI 25,329) (OI No. 1,578,472- for the 12/2011-12/2016 tax periods):

On February 29, 2024 proof that the Company is unable to comply with the “Pay First” requirement due to the long-overdue readjustment of revenue, as with rates, which must be issued by the relevant authorities, was filed in the court record.

16

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

On June 27, 2024, the Company was served notice of the Court of Appeals’ decision, whereby the appeal filed by the Company was rejected as inadmissible, inasmuch as the appellate court does not agree with the criterion of the other courtrooms that accept the surety bond as a replacement for the “Pay First” requirement. In that regard, it stated that in order for the surety bond to be accepted, the impossibility of payment must be founded. In view of this decision, on July 12, 2024, the Company filed a federal extraordinary appeal (“recurso extraordinario federal”) with the Supreme Court of Justice.

(ii)       Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 11840/2021 (CI 25,329) (OI No. 1,806,371- for the 01/2017-06/2019 tax periods):

On February 22, 2024, the Company was served notice of the Court of Appeals’ decision, whereby the appeal filed by the Company was rejected as inadmissible, inasmuch as the appellate court does not agree with the criterion of the other courtrooms that accept the surety bond as a replacement for the “Pay First” requirement. In that regard, it stated that in order for the surety bond to be accepted, the impossibility of payment must be founded. The Company filed a federal extraordinary appeal (“recurso extraordinario federal”) with the Supreme Court of Justice, which was denied, and an appeal against the denial to admit the extraordinary appeal (“recurso de queja”), which is currently in process. The fact that this appeal is granted without a stay of execution would imply the AFIP’s right to judicially demand the immediate availability of the funds to continue with the Company’s defense.

(iii)       Edenor S.A. VS AFIP, SOCIAL SECURITY CONTRIBUTIONS (CI 24,920) (OI: 1893337- for the 07/2019-11/2019 tax periods- Court record No.: CSS 053731/2022):

Furthermore, on February 29, 2024 proof that the Company is unable to comply with the “Pay First” requirement was filed in the court record, in the same way as in the court record mentioned in (i).

Based on the enactment of Law No. 27,743 on “Palliative and Relevant Tax Measures”, which provides for an “Exceptional Regularization System of Tax, Custom and Social Security-related Payment Obligations”, regulated by Executive Order No. 608/2024 and implemented by the AFIP by means of General Resolution No. 5525/2024 dated July 16, 2024, the Company with the aim of defending itself against the tax claims optimizing its tax burden, is currently assessing the payment facilitation plans provided therein. As of June 30, 2024, an amount of $ 1,451 has been recorded by the Company for this concept in the Provisions account of the Statement of Financial Position.

-	AFIP’s tax claim for Income Tax, Undocumented outflows and VAT

On April 12, 2024, as a consequence of the analysis of the submitted expert’s report, Federal Court in Criminal Matters of San Martín No. 1 rendered judgment, stating that the investigation is exhausted and that as a result thereof not only the execution of the works and transactions documented in the billing declared in the 2017-2018 period by edenor to the tax collecting agency, but also the existence and operating capacity of both contractors to manage and carry out the works paid by edenor was verified, acquitting the Company, the Company’s former chairman and former Board of Directors members, CYSE S.A., and Fuentes y Asociados S.A. of the criminal charges related to this court record. At the date of issuance of these condensed interim financial statements, the judgment has been appealed.

On August 6, 2024, the Federal Appellate Court of San Martín considered the analysis of criminal liability of the defendants to be exhausted and concluded that the court decision under review should be confirmed, thus resolving to affirm judgment.

17

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	8 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a subcategory for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access the available transmission capacity within its distribution system upon payment of a wheeling fee.

The KWh price relating to the Company’s sales of electricity is determined by the ENRE by means of the periodic publication of electricity rate schedules (Note 2.a), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession Agreement.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

18

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power reflects the costs of transmission and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts approximately to 9.1%.

	06.30.24		06.30.23
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	6,754	461,039	7,133	392,023
Medium demand segment: Commercial and industrial (T2)	767	100,134	798	70,879
Large demand segment (T3)	1,763	171,992	1,881	168,464
Other: (Shantytowns/Wheeling system)	2,262	28,309	2,365	28,208
Subtotal - Sales of electricity	11,546	761,474	12,177	659,574

Other services
Right of use of poles		2,109		2,803
Connection and reconnection charges		568		252
Subtotal - Other services		2,677		3,055

Total - Revenue		764,151		662,629

	06.30.24		06.30.23
	GWh	$	GWh	$

Energy purchases (1)	13,552	(409,853)	14,280	(461,345)

(1)    As of June 30, 2024 and 2023, the cost of energy purchases includes technical and non-technical energy losses for 2,006 GWh and 2,103 GWh, respectively.

19

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	9 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 06.30.24
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	66,540	8,716	20,308	95,564
Pension plans	5,649	740	1,724	8,113
Communications expenses	2,654	1,865	4	4,523
Allowance for the impairment of trade and other receivables	-	3,931	-	3,931
Supplies consumption	14,042	-	1,309	15,351
Leases and insurance	513	11	1,686	2,210
Security service	4,402	296	320	5,018
Fees and remuneration for services	33,752	15,874	24,145	73,771
Public relations and marketing	-	4,415	-	4,415
Advertising and sponsorship	-	2,274	-	2,274
Reimbursements to personnel	-	-	3	3
Depreciation of property, plant and equipment	47,854	7,131	5,851	60,836
Depreciation of right-of-use asset	386	772	2,701	3,859
Directors and Supervisory Committee members’ fees	-	-	161	161
ENRE penalties	10,488	32,183	-	42,671
Taxes and charges	-	9,373	364	9,737
Other	7	2	171	180
At 06.30.24	186,287	87,583	58,747	332,617

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of June 30, 2024 for $ 14,004.

Expenses by nature at 06.30.23
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	62,708	8,612	19,668	90,988
Pension plans	5,200	714	1,631	7,545
Communications expenses	1,834	2,352	13	4,199
Allowance for the impairment of trade and other receivables	-	10,320	-	10,320
Supplies consumption	11,939	-	1,062	13,001
Leases and insurance	-	2	2,403	2,405
Security service	3,355	294	897	4,546
Fees and remuneration for services	38,113	15,819	19,300	73,232
Public relations and marketing	-	5,119	-	5,119
Advertising and sponsorship	-	2,637	-	2,637
Reimbursements to personnel	-	-	4	4
Depreciation of property, plant and equipment	48,159	7,177	5,888	61,224
Depreciation of right-of-use asset	242	485	1,696	2,423
Directors and Supervisory Committee members’ fees	-	-	80	80
ENRE penalties	8,040	21,831	-	29,871
Taxes and charges	-	9,318	420	9,738
Other	6	1	155	162
At 06.30.23	179,596	84,681	53,217	317,494

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of June 30, 2023 for $ 12,803.

20

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	10 | Other operating income (expense), net

	Note	06.30.24	06.30.23
Other operating income
Income from customer surcharges		9,654	9,762
Commissions on municipal taxes collection		1,131	2,085
Fines to suppliers		436	523
Services provided to third parties		1,331	2,533
Income from non-reimbursable customer contributions		132	99
Expense recovery		125	2
Framework agreement	2.c	-	2,824
Other		760	136
Total other operating income		13,569	17,964

Other operating expense
Gratifications for services		(948)	(1,186)
Cost for services provided to third parties		(1,071)	(1,805)
Severance paid		(110)	(184)
Debit and Credit Tax		(5,615)	(5,673)
Provision for contingencies	28	(8,116)	(6,840)
Disposals of property, plant and equipment		(1,359)	(733)
Other		(34)	(359)
Total other operating expense		(17,253)	(16,780)

Note	11 | Net finance costs

	06.30.24	06.30.23
Financial income
Financial interest	531	159

Financial costs
Commercial interest	(133,258)	(273,268)
Interest and other	(59,597)	(42,283)
Fiscal interest	(21)	(26)
Bank fees and expenses	(2,019)	(944)
Total financial costs	(194,895)	(316,521)

Other financial results
Changes in fair value of financial assets and financial liabilities	(169,085)	48,730
Loss on integration in kind of Corporate Notes	(1,156)	-
Exchange differences	(5,201)	(9,256)
Adjustment to present value of receivables	(2,496)	(849)
Other financial costs (*)	(13,994)	(12,817)
Total other financial results	(191,932)	25,808
Total net financial costs	(386,296)	(290,554)

(*) As of June 30, 2024 and 2023, $ 13,994 and $ 12,814, respectively, relate to Empresa de Energía del Cono Sur S.A. technical assistance.

21

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	12 | Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share is calculated by dividing the profit (loss) attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of June 30, 2024 and 2023, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings (loss) per share coincides with the diluted earnings (loss) per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	Six months at		Three months at
	06.30.24	06.30.23	06.30.24	06.30.23
Income (Loss) for the period attributable to the owners of the Company	107,580	(63,725)	47,269	(17,912)
Weighted average number of common shares outstanding	875	875	875	875
Basic and diluted income (loss) per share – in pesos	122.95	(72.83)	54.02	(20.47)

22

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	13 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.23
Cost	65,917	593,629	1,490,576	661,223	210,600	584,939	10,805	3,617,689
Accumulated depreciation	(18,844)	(237,313)	(661,741)	(301,199)	(110,106)	-	-	(1,329,203)
Net amount	47,073	356,316	828,835	360,024	100,494	584,939	10,805	2,288,486

Additions	323	3	619	4,309	6,470	124,288	-	136,012
Disposals	-	(1)	(1,280)	(139)	(60)	-	-	(1,480)
Transfers	390	6,241	19,899	7,621	954	(45,978)	10,873	-
Depreciation for the period	(900)	(11,496)	(26,620)	(13,850)	(7,970)	-	-	(60,836)
Net amount 06.30.24	46,886	351,063	821,453	357,965	99,888	663,249	21,678	2,362,182

At 06.30.24
Cost	66,630	599,871	1,507,181	672,953	217,781	663,249	21,678	3,749,343
Accumulated depreciation	(19,744)	(248,808)	(685,728)	(314,988)	(117,893)	-	-	(1,387,161)
Net amount	46,886	351,063	821,453	357,965	99,888	663,249	21,678	2,362,182

•     During the period ended June 30, 2024, the Company capitalized as direct own costs $ 14,004.

23

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.22
Cost	62,161	581,830	1,444,965	635,765	164,901	502,876	6,740	3,399,238
Accumulated depreciation	(14,141)	(211,944)	(597,420)	(269,918)	(89,212)	-	-	(1,182,635)
Net amount	48,020	369,886	847,545	365,847	75,689	502,876	6,740	2,216,603

Additions	328	4	944	6,468	5,517	89,689	-	102,950
Disposals	(59)	-	(724)	(450)	-	-	-	(1,233)
Transfers	5,859	2,181	31,413	14,211	9,396	(63,673)	613	-
Depreciation for the period	(1,077)	(11,462)	(26,921)	(13,895)	(7,869)	-	-	(61,224)
Net amount 06.30.23	53,071	360,609	852,257	372,181	82,733	528,892	7,353	2,257,096

At 06.30.23
Cost	68,270	584,015	1,475,149	655,808	179,818	528,892	7,353	3,499,305
Accumulated depreciation	(15,199)	(223,406)	(622,892)	(283,627)	(97,085)	-	-	(1,242,209)
Net amount	53,071	360,609	852,257	372,181	82,733	528,892	7,353	2,257,096

•      During the period ended June 30, 2023, the Company capitalized as direct own costs $ 12,803.

24

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	14 | Right-of-use assets

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	06.30.24	12.31.23
Right of uses asset by leases	5,778	6,364

The development of right-of-use assets is as follows:

	06.30.24	06.30.23
Balance at beginning of the year	6,364	3,957
Additions	3,273	1,274
Depreciation for the period	(3,859)	(2,423)
Balance at end of the period	5,778	2,808

Note	15 | Inventories

	06.30.24	12.31.23

Supplies and spare-parts	108,167	71,577
Advance to suppliers	-	1
Total inventories	108,167	71,578

Note	16 | Other receivables

	Note	06.30.24	12.31.23
Non-current:
Related parties	29.c	3	4

Current:
Assigned assets and in custody (1)		20,430	36,684
Judicial deposits		785	673
Security deposits		413	657
Prepaid expenses		527	1,613
Advances to suppliers		3,955	2,469
Tax credits		14,309	15,741
Debtors for complementary activities		4,106	2,951
Framework agreement (2)		-	497
Other		8	27
Allowance for the impairment of other receivables		(213)	(106)
Total current		44,320	61,206

(1)	As of June 30, 2024 and December 31, 2023, relate to Securities issued by private companies for NV 13,787,646 and NV 19,610,291, respectively, assigned to Global Valores S.A. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.
(2)	As of December 31, 2023, relates to the Framework Agreement related to the Recognition of consumption in vulnerable neighborhoods period 2022.

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

25

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The roll forward of the allowance for the impairment of other receivables is as follows:

	06.30.24	06.30.23
Balance at beginning of the year	106	245
Increase	181	26
Result from exposure to inflation	(74)	(93)
Balance at end of the period	213	178

Note	17 | Trade receivables

	06.30.24	12.31.23
Current:
Sales of electricity – Billed	111,427	63,938
Receivables in litigation	200	187
Allowance for the impairment of trade receivables	(8,769)	(11,220)
Subtotal	102,858	52,905

Sales of electricity – Unbilled	177,525	61,507
PBA & CABA government credit	9,128	5,307
Fee payable for the expansion of the transportation and others	2	4
Total current	289,513	119,723

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	06.30.24	06.30.23
Balance at beginning of the year	11,220	25,944
Increase	3,750	10,294
Decrease	(1,435)	(3,162)
Result from exposure to inflation	(4,766)	(9,129)
Balance at end of the period	8,769	23,947

Note	18 | Financial assets at fair value through profit or loss

	06.30.24	12.31.23

Negotiable instruments	10,102	1,057
Mutual funds	165,389	147,485
Total Financial assets at fair value through profit or loss	175,491	148,542

26

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	19 | Cash and cash equivalents

	06.30.24	12.31.23	06.30.23
Cash and banks	1,157	2,513	5,027
Mutual funds	377	13,897	11,020
Total cash and cash equivalents	1,534	16,410	16,047

The above figures reconcile to the amount of cash shown in the statement of cash flows at the end of the period as follows:

	06.30.24	12.31.23	06.30.23
Balances as above	1,534	16,410	16,047
Bank overdrafts (Note 24)	(26,518)	-	-
Balances per statement of cash flows	(24,984)	16,410	16,047

Note	20 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total
Balance at December 31, 2022	626,764	8,402	635,166
Payment of Other reserve constitution - Share-based compensation plan	-	78	78
Balance at December 31, 2023	626,764	8,480	635,244

Payment of Other reserve constitution - Share-based compensation plan	-	50	50
Balance at June 30, 2024	626,764	8,530	635,294

As of June 30, 2024, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share, 442,566,330 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share, and 1,596,659 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

On April 16, 2024, 79,472 treasury shares were awarded, as part of the implementation of the Share-based Compensation Plan, to certain employees, beneficiaries of that plan. At the date of issuance of these condensed interim financial statements, treasury shares amounted to 30,772,779, with no share-based incentive plan being currently in effect.

Note	21 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and by the negative covenants established by the Corporate Notes program.

If the Company’s Debt Ratio were higher than 3.75, the negative covenants set out in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

27

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	22 | Trade payables

		06.30.24	12.31.23
Non-current
Customer guarantees		1,751	2,221
Customer contributions		377	651
Total non-current		2,128	2,872

Current
Payables for purchase of electricity - CAMMESA (1)		328,139	243,828
Provision for unbilled electricity purchases - CAMMESA		121,357	78,629
Suppliers		71,908	107,246
Related parties	29.c	8,244	1,122
Advance to customer		1,688	2,202
Customer contributions		38	66
Discounts to customers		-	65
Total current		531,374	433,158

(1) As of June 30, 2024 and December 31, 2023, includes $ 950 and $ 40,539 relating to post-dated checks issued by the Company in favor of CAMMESA, respectively.

The fair values of non-current customer contributions as of June 30, 2024 and December 31, 2023 amount to $ 48 and $ 78, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	23 | Other payables

	Note	06.30.24	12.31.23
Non-current
Payment plan - CAMMESA	2.b	270,014	191,094
ENRE penalties and discounts (1)		88,677	93,258
Financial Lease Liability (2)		573	1,350
Total Non-current		359,264	285,702

Current
Payment plan - CAMMESA	2.b	58,662	26,832
ENRE penalties and discounts (1)		43,262	19,783
Related parties	29.c	1,416	2,219
Advances for works to be performed		13	23
Financial Lease Liability (2)		2,740	3,885
Other		92	2
Total Current		106,185	52,744

(1) As of June 30, 2024 and December 31, 2023, $ 88,003 and $ 92,385 relate to penalties payable to users as stipulated in Article 2 of the Agreement on the Regularization of Payment Obligations signed in May 2019.

The fair values of the payment plan with CAMMESA, adjusted in accordance with the development of the MWh value (Note 2.b) as of June 30, 2024 and December 31, 2023 amount to $ 242,162 and $ 107,842, respectively. Such values have been determined on the basis of the MWh monomic price published by CAMMESA at the end of each period. The applicable fair value category is Level 2.

28

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The value of the rest of the financial liabilities included in the Company’s other payables approximates their fair value.

(2) The development of the finance lease liability is as follows:

	06.30.24	06.30.23
Balance at beginning of the year	5,235	2,786
Increase	2,261	973
Payments	(4,949)	(3,864)
Exchange difference	955	2,296
Interest	2,135	724
Result from exposure to inlfation	(2,324)	(940)
Balance at end of the period	3,313	1,975

Note	24 | Borrowings

	06.30.24	12.31.23
Non-current
Corporate notes (1)	85,016	79,720

Current
Corporate notes (1)	100,219	88,576
Interest from corporate notes	2,477	1,992
Bank overdrafts	26,518	-
Financial loans (2)	979	510
Total current	130,193	91,078

(1)	Net of debt issuance, repurchase and redemption expenses.
(2)	Relate to Import financing loans taken with ICBC bank, for USD 657,597 and CNY 2,421,819. Annual interest rate: 16.6% and 15.5%, respectively.

The fair values of the Company’s Corporate Notes as of June 30, 2024 and December 31, 2023 amount approximately to $ 189,099 and $ 170,107 respectively. Such values have been determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each period/year. The applicable fair value category is Level 1.

On January 30, 2024 the Company approved the terms and conditions of issue of Class No. 3 and Class No. 4 Corporate Notes, for an aggregate nominal value of USD 60,000,000, which may be extended to USD 100,000,000, in the framework of the Global Program for the Issuance of Simple non-convertible into shares Corporate Notes for a nominal value of up to USD 750,000,000, or its equivalent in other currencies, in accordance with the provisions of the Prospectus Supplement dated February 22, 2024.

On March 7, 2024, the Company issued the new Class No. 3 and Class No. 4 Corporate Notes for a nominal value of USD 95,762,688 and $ 3,577, respectively.

The new Class No. 3 Corporate Notes were paid-in in accordance with the following detail: (i) USD 34,157,571 relates to the Integration in Kind Tranche through the delivery of Class No. 2 Corporate Notes at the Exchange Ratio; and (ii) USD 61,605,117 relates to the Regular Integration Tranche. The exchange ratio for each USD 1.00 of nominal value of Class No. 2 Corporate Notes that the Eligible Holders thereof applied for the integration in kind of Class No. 3 Corporate Notes, received USD 1.0425 of nominal value of Class No. 3 Corporate Notes.

29

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Consequently, Class No. 2 Corporate Notes for a nominal value of USD 32,766,541 (value including paid-in surplus: USD 33,028,852) have been settled, with the remaining balance in outstanding nominal value (USD 27,233,459) maturing on November 22, 2024.

The principal on the new Class No. 3 Corporate Notes will be repaid in a lump sum on November 22, 2026. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.75%, payable semiannually in arrears on May 22 and November 22 of each year, commencing on May 22, 2024.

With regard to the new Class No. 4 Corporate Notes, the principal thereon will be repaid in a lump sum on March 7, 2025. Furthermore, they will accrue interest at a floating rate equivalent to the Private BADLAR rate (relating to the simple average interest rate for term deposits over one million Argentine pesos with a maturity of 30 to 35 days of private banks published by the BCRA), plus an annual fixed margin of 3%, payable quarterly in arrears on June 7, September 7, December 7, 2024 and March 7, 2025.

On March 27, 2024, the Company issued new Class No. 4 Additional Corporate Notes for a nominal value of $ 20,821. The issuance was above par, with the issuance total value thus amounting to $ 21,502.

As of June 30, 2024, an amount of $ 975 (USD 1,128,719) has been recognized in the Other finance income (costs) account as recognized additional to the Eligible Holders that applied for the integration in kind of Class No. 3 Corporate Notes.

Furthermore, an amount of $ 2,817 has been disbursed as issuance expenses of the new Class No. 3 and Class No. 4 Corporate Notes.

The Company is subject to covenants that limit its ability to incur indebtedness pursuant to the terms and conditions of Classes Nos. 1, 2, 3 and 4 Corporate Notes, which indicate that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of June 30, 2024, the values of the above-mentioned ratios meet the established parameters.

Based on the above, the Company’s Corporate Note debt structure is comprised of as follows:

		in USD				in millions of $
Corporate Notes	Class	Financial debt at 12/31/2023	Exchange	Issue	Financial debt at 06/30/2024	Financial debt at 12/31/2023	Financial debt at 06/30/2024
Fixed rate - Maturity 2024	2	60,945,000	(33,028,852)	-	27,916,148	89,624	25,234
Floating rate - Maturity 2025 (*)	4	-	-	29,229,760	29,229,760	-	25,385
Fixed rate - Maturity 2025	1	55,244,538	-	-	55,244,538	80,664	50,918
Fixed rate - Maturity 2026	3	-	34,157,571	61,605,117	95,762,688	-	86,175
Total		116,189,538	1,128,719	90,834,877	208,153,134	170,288	187,712

		in USD				in millions of $
Corporate Notes	Class	Financial debt at 12/31/2022	Exchange	Issue	Financial debt at 12/31/2023	Financial debt at 12/31/2022	Financial debt at 12/31/2023
Fixed rate - Maturity 2024	2	30,000,000	-	30,945,000	60,945,000	28,782	89,624
Fixed rate - Maturity 2025	1	55,244,538	-	-	55,244,538	53,628	80,664
Total		85,244,538	-	30,945,000	116,189,538	82,410	170,288

(*) Issuance in ARS, translated into USD at the exchange rate detailed in Note 5.

30

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The Company’s borrowings are denominated in the following currencies:

	06.30.24	12.31.23
Argentine peso	51,903	-
US dollars	162,967	170,288
Chinese yuans	339	510
Total Borrowings	215,209	170,798

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	06.30.24	12.31.23
Fixed rate
Less than 1 year	104,808	91,078
From 1 to 2 years	85,016	79,720
Total fixed rate	189,824	170,798
Floating rate
Less than 1 year	25,385	-
Total floating rate	25,385	-

Furthermore, the Company approved the terms and conditions of issue of Class No. 5 and Class No. 6 Corporate Notes, for an aggregate nominal value of USD 50,000,000, which may be extended to USD 175,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the Prospectus Supplement dated July 26, 2024.

On August 5, 2024, the Company issued Class No. 5 and Class No. 6 Corporate Notes, for a nominal value of USD 81.920.187 and $ 17.313, respectively.

The Class No. 5 Corporate Notes were paid-in in accordance with the following detail: (i) USD 6,881,682 relates to the Integration in Kind Tranche through the delivery of Class 2 Corporate Notes at the Exchange Ratio; and (ii) USD 75,038,505 relates to the Regular Integration Tranche.

Consequently, Class No. 2 Corporate Notes for a nominal value of USD 6,649,091 have been settled, with the remaining balance in outstanding nominal value (USD 20,584,368) maturing on November 22, 2024.

In the first quarter of 2024, credit rating agencies S&P Ratings, Moody’s and Fix SCr improved their credit ratings for the Company’s long-term debt issued in local and foreign currency, including its Corporate Notes.

Furthermore, on July 26, 2024, Fix SCr ratified the credit ratings assigned to the Company for both Long-Term Issuer and the previously issued Corporate Notes, and assigned an A (Arg.) rating to Class No. 5 Corporate Notes and an A1 (Arg.) rating to both Short-Term Issuer and Class No. 6 Corporate Notes. This implies an improvement in those agencies’ assessment of edenor’s ability to meet its indebtedness.

31

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	25 | Salaries and social security taxes payable

	06.30.24	12.31.23
Non-current
Seniority-based bonus	5,560	4,403

Current
Salaries payable and provisions	21,366	42,021
Social security payable	6,717	5,372
Early retirements payable	289	491
Total current	28,372	47,884

The value of the Company’s salaries and social security taxes payable approximates their fair value.

Note	26 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12 is as follows:

	06.30.24	06.30.23
Deferred tax	83,514	(52,096)
Difference between provision and tax return	2,210	(1,586)
Income tax benefit (expense)	85,724	(53,682)

The detail of the income tax benefit (expense) for the period includes two effects: (i) the current tax for the period payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

	06.30.24	12.31.23
Deferred tax assets
Tax loss carry forward (1)	67,388	47,604
Trade receivables and other receivables	3,615	4,375
Trade payables and other payables	14,674	12,561
Salaries and social security payable and Benefit plans	6,190	4,847
Tax liabilities	726	187
Provisions	6,648	8,071
Deferred tax asset	99,241	77,645

Deferred tax liabilities
Property, plants and equipments	(780,165)	(736,752)
Financial assets at fair value through profit or loss	(22,913)	(30,996)
Borrowings	(826)	(24)
Adjustment effect on tax inflation	(70,199)	(170,434)
Deferred tax liability	(874,103)	(938,206)

Net deferred tax liability	(774,862)	(860,561)

(1)	The accumulated tax losses and the years in which they become statute-barred are as follow:

32

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Tax loss - Year of origin	Nominal value	Year of prescription
2022	45,419	2027
2023	37,517	2028
2024	109,602	2029
	192,538

As of June 30, 2024 and December 31, 2023, the accumulated tax losses do not exceed their recoverable value.

The reconciliation between the income tax benefit (expense) recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting income (loss) before taxes, is as follows:

	06.30.24	06.30.23
Income (loss) for the period before taxes	21,856	(10,043)
Applicable tax rate	35%	35%
Result for the period at the tax rate	(7,650)	3,515
Gain on net monetary position	125,695	52,921
Adjustment effect on tax inflation	(34,529)	(107,380)
Non-taxable income	(2)	(1,152)
Difference between provision and tax return	2,210	(1,586)
Income tax benefit (expense)	85,724	(53,682)

Note	27 | Tax liabilities

	06.30.24	12.31.23
Non-current
Current
Provincial, municipal and federal contributions and taxes	3,604	3,196
Tax withholdings	3,907	3,442
SUSS withholdings	183	268
Municipal taxes	2,118	1,433
Total current	9,812	8,339

Note	28 | Provisions

Included in non-current liabilities
	For contingencies
	06.30.24	06.30.23
Balance at the beggining of the year	17,727	20,073
Increases	3,993	3,987
Result from exposure to inflation for the period	(8,222)	(10,916)
Balance at the end of the period	13,498	13,144

Included in current liabilities

	For contingencies
	06.30.24	06.30.23
Balance at the beggining of the year	5,158	8,400
Increases	5,574	2,853
Decreases	(1,452)	(1,107)
Result from exposure to inflation for the period	(2,430)	(2,965)
Balance at the end of the period	6,850	7,181

33

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	29 | Related-party transactions

The following transactions were carried out with related parties:

a.	Expense

Company	Concept	06.30.24	06.30.23

EDELCOS S.A.	Technical advisory services on financial matters	(13,994)	(12,814)
SACME	Operation and oversight of the electric power transmission system	(702)	(877)
Andina PLC	Financial interest	(91)	(108)
Quantum Finanzas S.A.	Legal fees	(918)	-
Grieco Maria Teresa	Legal fees	(2)	-
Estudio Cuneo Libarona Abogados	Legal fees	-	(7)
		(15,707)	(13,806)

b.	Key Management personnel’s remuneration

	06.30.24	06.30.23

Salaries	6,912	6,662

The balances with related parties are as follow:

c.	Receivables and payables

	06.30.24	12.31.23
Other receivables - Non current
SACME	3	4

Trade payables
EDELCOS	(8,244)	(1,122)
Other payables
Andina PLC	(1,325)	(2,030)
SACME	(91)	(189)
	(1,416)	(2,219)

Note	30 | Shareholders’ Meeting

The Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024 resolved, among other issues, the following:

-	To approve the Company’s Annual Report and Financial Statements as of December 31, 2023.

34

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

-	To allocate the $ 48,371 profit for the year ended December 31, 2023 (which at the purchasing power of the currency at June 30, 2024 amounts to $ 86,958) to the absorption of the accumulated deficit of the Unappropriated Retained Earnings account, in accordance with the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.
-	To appoint Directors, Supervisory Committee members and the external auditors for the current fiscal year.
-	To extend for a period of five years the term of the Simple Corporate Notes Program for up to USD 750,000,000 and to delegate powers to the Board of Directors.
-	To extend the term for the holding of the Company’s treasury shares.
-	To amend section 4 of the Bylaws, subject to its approval by the ENRE.

On May 9, 2024, by means of Resolution No. 271/2024, the ENRE approved the amendment to the bylaws resolved by the shareholders’ meeting, which was assented to by the CNV by means of General Resolution No. 22,743/2024 dated June 18, 2024 and sent to the IGJ for registration purposes.

Note	31 | Events after the reporting period

The following are the events that occurred subsequent to June 30, 2024:

-	Enactment of Law No. 27,742 “Bases and starting points for the freedom of the Argentine people”, Note 1.
-	CNV’s assent to the approval of the Bylaws, Note 30.
-	Incorporation of Edenor Tech S.A., bylaws dated July 23, 2024. The capital is subscribed and integrated by edenor, 100,000,000 ordinary, registered, non-transferable shares, with one vote and $1 par value per share and with the right to one vote per share.
-	Issuance of New Class No. 5 and Class No. 6 Corporate Notes, Note 24.
-	Amendment to both the seasonal reference prices and the values of the Company’s electricity rate schedules – SE Resolution No. 192/2024 and ENRE Resolution No. 520/2024, see Note 2.a.
-	AFIP’s tax claim for Income Tax, Undocumented outflows and VAT, confirmation of court decision, see Note 7.

NEIL BLEASDALE
Chairman

35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 7, 2024